SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Intelligroup, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45816A 10 6
         --------------------------------------------------------------
                                 (CUSIP Number)

                             Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 23, 2002
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 45816A 10 6                                  PAGE 2 OF 6 PAGES
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ashok Pandey
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[ ]
                                                                        (B)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,139,083
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,139,083
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,139,083
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 45816A 10 6                                  PAGE 3 OF 6 PAGES
----------------------------                           -------------------------


ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Intelligroup, Inc., a New Jersey corporation (the "Company"). On February 3, 1997, Ashok Pandey (the "Reporting Person") filed a Schedule 13G disclosing his beneficial ownership of more than 5% of the Common Stock. The Reporting Person is filing this Schedule 13D pursuant to Rule 13d-1(e)(1) of the Exchange Act.

            The Company's principal executive office is located at 499 Thornall Street, Edison, New Jersey 08837.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by the Reporting Person.

            (b) The Reporting Person resides at 944 Stuart Road, Princeton, New Jersey 08540.

            (c) The Reporting Person's present principal occupation is: independent entrepreneur.

            (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Person is the founder of the Company and acquired the shares of Common Stock that he currently owns in his capacity as founder.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Person is the founder of the Company. He was also a Director and the Co-Chief Executive Officer of the Company until December 15, 2000. Based on publicly available information, the Reporting Person is the Company's second largest stockholder.

            The Reporting Person believes that the Company has significantly underperformed since his departure from the Company. The Reporting Person is troubled by the

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 45816A 10 6                                  PAGE 4 OF 6 PAGES
----------------------------                           -------------------------


Company's recently announced write-off of approximately $13.4 million, which the Reporting Person believes reflects a costly rollback of decisions made by the Company's current management. The Reporting Person is concerned that the Company's current business strategy may lack proper focus. The Reporting Person believes that unless management takes appropriate action in the near-term the Company's financial condition could further deteriorate.

            The Reporting Person is also troubled by the fact that Company insiders have or are attempting to significantly reduced their stock ownership in the Company. Accordingly, the Reporting Person believes there is no equality of interests among the Company's directors, management and stockholders.

            The Reporting Person also believes that the recently announced $200,000 bonus awarded to the Company's chief executive for his 2001 performance gives management incentives that are not aligned with the interests of the Company's stockholders. The Company's chief executive was not awarded a bonus in 1998, 1999 or 2000, during which years the Company outperformed its 2001 results. The Reporting Person therefore was distressed to read in the Company's recent Form 10-K filing that the chief executive was awarded a bonus for 2001 when the Company's revenue and net income continued to decrease from prior years. The Reporting Person strongly believes that awarding a large executive bonus now, after a year of particularly poor performance, provides no incentive for management to improve the performance of the Company. The Company's stock price is also now below $1.00 which could expose shareholders to the risk of the Company's shares being delisted from Nasdaq.

            In light of the foregoing, the Reporting Person caused letter to be delivered to the Company, dated April 23, 2002, notifying the Company of his intention to nominate a slate of directors for election at the Company's next annual stockholders meeting. A copy of the letter is attached to this filing as Exhibit A. The Reporting Person intends to discuss with other stockholders issues regarding the Company's performance and management as well as potential nominees for election to the Company's board of directors. Thereafter, the Reporting Person intends to solicit proxies from the Company's stockholders to vote in favor of his proposed slate of directors and on any other proposal that may come before the annual meeting.

            The Reporting Person may, in any event, purchase additional shares of Common Stock, or sell all or a portion of the shares Common Stock now owned or hereafter acquired by him, in the open market, in privately negotiated transactions or otherwise. The Reporting Person reserves the right to change his plans or intentions and to take any and all actions that he may deem appropriate to maximize the value of his investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            Except as set forth above, the Reporting Person does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 45816A 10 6                                  PAGE 5 OF 6 PAGES
----------------------------                           -------------------------


any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as of March 22, 2002, the Company had issued and outstanding 16,630,125 shares of Common Stock. The Reporting Person beneficially owns 2,139,083 shares of Common Stock, which includes options to purchase 300,000 shares of Common Stock which options are exercisable within 60 days of this filing. The Reporting Person is the beneficial owner of 12.6% of Common Stock.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 2,139,083 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 2,139,083 shares of Common Stock.

            (c) Within the last 60 days the Reporting Person did not execute any transactions in the Company's securities.

            (d) Not Applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A.  Letter to the Company dated April 23, 2002 notifying the Company of the Reporting Person's intention to nominate a slate of directors for election at the 2002 Annual Meeting of Stockholders.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 45816A 10 6                                  PAGE 6 OF 6 PAGES
----------------------------                           -------------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       April 23, 2002.


                                             /s/ Ashok Pandey
                                             ---------------------------------
                                             Ashok Pandey